Merial Acquires Newport Laboratories

- Acquisition Enlarges Presence in the Swine Production Market with Autogenous Vaccines -

Paris, France – April 2, 2012 – Merial, the Animal Health division of Sanofi (EURONEXT: SAN and NYSE: SNY), announced today that it has acquired Newport Laboratories, a privately held company based in Worthington, Minnesota, and a leader in autogenous vaccines with a focus on swine and bovine production markets.

“Newport has demonstrated over time the ability to screen field samples and produce autogenous vaccines from large integrated producers with remarkable efficiency,” declared Jose Barella, Chief Executive Officer of Merial. “The combination of Newport’s expertise and Merial’s strength in technology and geographic footprint will reinforce our exposure to the swine market segment and illustrates our strategy to expand our position in treatments for production animals”.

Newport Laboratories’ cutting edge molecular diagnostic technology assists in identifying pathogens, and their novel manufacturing technologies are used to produce quality “PINPOINT” evidence-based—autogenous—vaccines, offering veterinarians and producers alternative methods to help prevent diseases in food animals. Due to this specific positioning, Newport has developed a unique relationship in the U.S. with swine producers.

Merial has been a long-standing leader in vaccine technology with recombinant-vectored vaccines for large animals and pets, the first non-adjuvanted feline vaccine line, and oral rabies vaccines for wildlife. In addition, Merial developed the first therapeutic vaccine for cancer in dogs with xenogeneic plasmid DNA vaccine technology.

Dr. Randy Simonson, Chief Operating Officer, Newport Laboratories commented, “Joining forces with Merial allows us to expand our expertise in the market and enhance the profitability of our customers through solution-based animal healthcare offerings. We will also be able to reach untapped markets in the U.S., and eventually, even bring our expertise to the rest of the world.”

This acquisition will enable Merial to expand its production animal business in the U.S. and optimize Merial’s product technology with Newport’s demand realization expertise, thus providing a unique opportunity to meet the needs of U.S. swine producers. Newport Laboratories will continue to operate from its Worthington site and maintain its high level of service to its customers.

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About Newport Laboratories

Founded in 1994, Newport Laboratories assists veterinarians and livestock producers in their efforts to address animal health problems through diagnostic testing and production of veterinary biologics. Newport Laboratories is the United States leading manufacturer of autogenous biologics. Autogenous vaccines are developed and produced from a virus or bacteria strain that has been isolated from the tissue samples submitted from a particular farm, offering veterinarians and producers alternative methods to help prevent diseases in food animals. From this established service model approach, Newport has begun its expansion into the arena of commercial vaccines with the launch in 2010 of its first commercial swine vaccine for Haemophilus parasuis (ParaSail®). For more information, please see www.newportlabs.com.

About Merial

Merial, a Sanofi company, is a world-leading, innovation-driven animal health company, providing a comprehensive range of products to enhance the health, well-being and performance of a wide range of animals. Merial employs approximately 5,600 people and operates in more than 150 countries worldwide. Its 2011 sales reached more than 2 billion euros. For more information, please see www.merial.com.

About Sanofi

Sanofi, a global and diversified healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in the field of healthcare with seven growth platforms: diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and the new Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment policies and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2011. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts:

Sanofi Media Relations Marisol Péron Tél. : + (33) 1 53 77 45 02 marisol.peron@sanofi.com	Investor Relations Sébastien Martel Tél. : + (33) 1 53 77 45 45 ir@sanofi.com

Merial Limited Natasha Mahanes Tel: 1-678-638-3690 natasha.mahanes@merial.com

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